January 15, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kyle Moffatt

Re:	CC Media Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-53354
Dear Mr. Moffatt:
     This letter is in response to the Staff’s comments to the Company by its letter dated December 17, 2009 relating to the above-referenced Form 10-K and Form 10-Q. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Form 10-K for the fiscal year ended December 31, 2008
Item 5. Market for Registrant’s Common Equity..., page 30
1.	In future filings include the tabular disclosure with respect to securities authorized for issuance under your equity compensation plans. We note your reference to Item 12 under this item, which further references your definitive proxy statement. However, your proxy statement omits this disclosure. See Item 201(d) of Regulation S-K.

The Company will include the information required by Item 201(d) of Regulation S-K in future Form 10-K filings.

Securities and Exchange Commission
January 15, 2010

Item 8. Financial Statements and Supplementary Data
Note P — Segment Data, page 111
2.	Please identify your chief operating decision maker (“CODM”) and tell us how you determined your CODM pursuant to ASC 280-10-50-5. In addition, identify the segment managers that report to the CODM and how you determined them.

The Company’s segment manager(s) for its Americas and International Outdoor Advertising segments changed in October 2008. There were no changes to the Company’s CODM or Radio Broadcasting segment manager during the reporting periods for the Form 10-K or the Form 10-Q. The Company has organized its response into a summary section and a section discussing each of its segments. The Company has also included a current organizational chart as Appendix A.

Summary

The function of the CODM (as discussed in ASC 280-10-50-5) is to allocate resources and assess the performance of the segments of an enterprise. The Company’s CODM is its CEO, Mark Mays, who is responsible for allocating resources and assessing the performance of each segment. The Company’s operating structure consists of approximately 160 markets (business units) in its Radio Broadcasting segment, approximately 50 markets (business units) in its Americas Outdoor Advertising segment and approximately 40 countries (business units) in its International Outdoor Advertising segment.

To manage this operating structure, the Company has segment managers (as discussed in ASC 280-10-50-7) for its segments. The Company determined that John Hogan, President and CEO — Radio, was the segment manager for the Radio Broadcasting segment. Paul Meyer, Global President and Chief Operating Officer — Outdoor, was the segment manager for both the Americas and International Outdoor Advertising segments from April 2005 through October 2008. After October 2008 he was our Chief Executive Officer — Americas and Asia. As such, his span of control no longer included the International Outdoor Advertising segment at December 31, 2008. Subsequent to October 2008, Mr. Meyer continued solely as the segment manager of our Americas Outdoor segment.

In the fourth quarter of 2008 a search began for a new President and CEO of our International Outdoor Advertising segment and was completed in June 2009 with the hiring of William Eccleshare (current segment manager for the International Outdoor Advertising segment). Each of the Regional Presidents in our International Outdoor Advertising segment reported to Mr. Mays on an interim basis from October 2008 until June 2009. Effective in June 2009, the Regional Presidents began reporting to William Eccleshare. As noted above, Mr. Meyer’s span of control no longer included the International Outdoor Advertising segment during this period.

On October 13, 2009, the Company announced that Mr. Meyer will retire from his current position as the President and Chief Executive Officer — Americas effective December 31, 2009. The Company announced on December 11, 2009 that it had named Ron Cooper as Chief Executive Officer — Americas (current segment manager for the Americas Outdoor Advertising segment).

Securities and Exchange Commission
January 15, 2010

Each of our segment managers report directly to Mr. Mays and none of the segment managers are members of the Board of Directors.

The function of the CODM (as discussed in ASC 280-10-50-5) is to allocate resources and assess the performance of the segments of an enterprise. At the direction of our CODM, each segment manager together with their regional presidents and business unit managers, executes each segment’s business strategy. For example, during preparation of the annual operating and capital expenditure budgets, the CODM provides each segment with budget objectives. The CODM does not participate in the budget process at the region or business unit level. The CODM relies on the segment managers to ensure their overall budget adheres to the enterprise budget objectives. The segment managers, with input from their regional presidents and business unit managers, are responsible for establishing budgets to achieve the objectives for their respective segments outlined by the CODM. The operating and capital expenditure budgets are consolidated at the segment level and presented to the CODM for approval. After the budget is approved by the CODM, the segment managers are given discretion for maximizing the resources allocated to their segments, allowing them to shift resources between business units. The segment managers determine how to most efficiently deploy Company resources within their segments. The segment managers cannot approve or direct capital expenditures for the other segment nor do they have any influence on the other segment.

The Company’s CODM generally does not interact with the regional presidents or business unit managers when making operational or resource allocation decisions concerning the segments. Rather, he holds regular periodic meetings with the segment managers to discuss the performance of their respective segments.

We considered whether other members of management and the Board of Directors were part of the CODM function as discussed in ASC 280-10-50-7. Although Mr. Mays relies on input from our segment managers and meets with our Board of Directors, it is Mr. Mays who is responsible for making the strategic, operational and resource allocation decisions of the Company.

Radio Broadcasting

The Company determined that its segment manager for its Radio Broadcasting segment is its President and CEO — Clear Channel Radio, in accordance with ASC 280-10-50-7. The segment manager, Mr. Hogan, reports directly to our CODM.

The Company’s Radio Broadcasting Segment is divided geographically into regions. We have four executive vice presidents reporting directly to Mr. Hogan, each responsible for radio operations within a respective region.[1] Each executive vice president has individuals reporting to them who are responsible for certain business units within their region. All of our business units have a general manager responsible for the operations of the business unit.

Mr. Hogan is responsible for establishing budgets to achieve the objectives of the Radio Broadcasting segment outlined by the CODM. The operating and capital expenditure budgets are consolidated at

[1]	See Appendix A for an organizational chart.

Securities and Exchange Commission
January 15, 2010

the Radio Broadcasting segment level and presented to the CODM for approval. After approval of the budget by the CODM, Mr. Hogan determines how to most efficiently deploy Company resources within the segment. Mr. Hogan does not have the authority to approve or direct capital expenditures to the Radio Broadcasting segment, his role is to execute strategic decisions made by the CODM. While Mr. Hogan develops a plan to adhere to the strategic direction of our CODM, the CODM was responsible for presenting the strategic plan to the Board of Directors. Mr. Hogan was responsible for discussing the operating results of the segment with the Board of Directors. As noted above, Mr. Hogan was not a member of the Board of Directors.

As discussed, Mr. Hogan’s compensation is based on the performance of the Radio Broadcasting segment and not on the performance of any other segment. The financial performance metrics establishing incentive compensation targets for Mr. Hogan are recommended to the compensation committee by our CODM. In addition, Mr. Hogan has a dedicated corporate staff in San Antonio to support the day-to-day operations of the Radio Broadcasting segment. These services include legal, financial planning and analysis, certain accounting and human resource services, among others.

Our Radio Broadcasting segment management structure is subdivided into regions in order to provide a reasonable span of control for managing these segments. Our regions are not based on unique economic characteristics of certain geographic areas. From time to time, our regions and markets are reconfigured in order to optimize the span of control of our segment management team. This flexibility in regional structure is made possible as our business unit operations are not impacted by the regional structure changes. The business unit operations continue to offer the same programming and available commercial minutes and use the same resources regardless of the regional structure. The CODM does not assess performance at the regional level and does not review the segment on a regional basis for making resource allocation decisions. Rather, the regions act as a tool for the segment managers to hold their regional presidents accountable.

Americas and International Outdoor Advertising

As discussed above, Paul Meyer, Global President and Chief Operating Officer — Outdoor, was the segment manager for both the Americas and International Outdoor Advertising segments from April 2005 through October 2008. Mr. Meyer had three regional presidents that reported to him in the Americas Outdoor Advertising segment and four regional presidents that reported to him in the International Outdoor Advertising segment. Underneath the regional presidents are the business unit managers.[2] Mr. Meyer’s compensation during 2008 was based on the performance of both the America’s and International Outdoor Advertising segments. In addition, separate corporate offices in Phoenix and London exist to support the day-to-day operations of the Americas and International segments, respectively. Services such as legal, financial planning and analysis, certain accounting and human resource services are located in both of these corporate offices.

Mr. Meyer, with input from the regional presidents and business unit managers, was responsible for establishing budgets to achieve the objectives for the Americas and International segments outlined by the CODM. As noted above, capital and operating budgets are approved by Mr. Mays. At the

[2]	See Appendix A for an organizational chart.

Securities and Exchange Commission
January 15, 2010

direction of our CODM, Mr. Meyer together with his regional presidents and business unit managers, executed the segment(s) business strategy. In this case, Mr. Meyer was charged with developing the segment(s) plans and discussing those with Mr. Mays to ensure they were consistent with the overall business strategy of the Company. While Mr. Meyer developed a plan to adhere to the strategic direction of our CODM, the CODM was responsible for presenting the strategic plan to the Board of Directors. Mr. Meyer was responsible for discussing the operating results of each segment with the Board of Directors. Mr. Meyer was not a member of the Board of Directors.

One example of the interaction of Mr. Mays, our CODM and Mr. Meyer, is with respect to, an important initiative for the Company is expanding its digital signage opportunities. Mr. Mays approves the capital expenditures for digital signage development as part of the annual capital budget for each segment or on a discrete project basis and it was Mr. Meyers’ responsibility to implement that plan within the segments. The effectiveness of the plan is periodically assessed by Mr. Mays’ as part of his operational performance reviews with Mr. Meyer.

Similar to our Radio Broadcasting segment, our segment management structure for Americas Outdoor Advertising and International Outdoor Advertising is subdivided into regions in order to provide a reasonable span of control for managing these segments. Our regions are not based on unique economic characteristics of certain geographic areas. For example, the regional concept in the Company’s International Outdoor Advertising segment did not exist two years ago. From time to time, our regions and markets are reconfigured in order to optimize the span of control of our segment management team. This flexibility in regional structure is made possible as our business unit operations are not impacted by the regional structure changes. The business unit operations continue to offer the same advertising inventory and use the same resources regardless of the regional structure. The CODM does not assess performance at the regional level and does not review the segment on a regional basis for making resource allocation decisions. Rather, the regions act as a tool for the segment managers to hold their regional presidents accountable.

As noted above, Paul Meyer was not our Global President and Chief Operating Officer on December 31, 2008. As of October 2008 he was our Chief Executive Officer — Americas and Asia. Thus, his span of control no longer included the International Outdoor Advertising segment at December 31, 2008. Each of the Regional Presidents in our International Outdoor Advertising segment reported to Mark Mays on an interim basis until June 2009 when William Eccleshare was hired as our President and CEO — International (current segment manager of our International Outdoor Advertising segment).

Mr. Eccleshare reports directly to Mark Mays. Consistent with Mr. Meyer’s former role as segment manager, at the direction of our CODM, Mr. Eccleshare together with the regional presidents and business unit managers executes the International Outdoor Advertising segment’s business strategy. Further, the operating and capital expenditure budgets are presented by Mr. Eccleshare to Mr. Mays for approval. Mr. Eccleshare does not have the authority to approve or direct capital expenditures to the International Outdoor Advertising segment, his role is to execute strategic decisions made by the CODM. Mr. Eccleshare’s incentive compensation is based on the performance of the International Outdoor Advertising Segment.

Securities and Exchange Commission
January 15, 2010

Conclusion

Given that Mr. Mays has control and decision making authority over allocating resources and assesses the performance of the segments, we believe that he is the CODM of the Company (as discussed in ASC 280-10-50-5).

Although Mr. Mays relies on input from the segment managers, it is Mr. Mays in his role as the CODM who is responsible for making the strategic, operational and resource allocation decisions for the Company.

Each of our segment managers report directly to Mr. Mays and are charged with developing their respective segment’s plans and discussing those with Mr. Mays to ensure they are consistent with Mr. Mays’ overall business strategy for the Company. Our segment managers do not have the necessary level of authority to make the strategic, operational and resource allocation decisions for the Company.

The Company has a corporate office in San Antonio providing centralized resources to support each of the segments. These services include, among other things: (i) treasury, corporate development and financial planning, (ii) payroll, (iii) human resource and employee benefits, (v) legal, and (vi) information systems, network and related services.
Item 15. Exhibits and Financial Statement Schedules, page 136
3.	In future filings, do not include the title of the executive in the preamble to the certifications filed as exhibits 31.1 and 31.2. See Item 601(b)(31) of Regulation S-K.

The Company confirms to the Staff that it will not include the title of the executives in the preamble to the certifications filed as exhibits 31.1 and 31.2 in future filings.

4.	We note that you have not included all schedules and exhibits to certain material contracts filed as exhibits to your Form 10-K. For example, you have not included the schedules and exhibits to the two credit agreements filed as Exhibits 10.15 and 10.18, each incorporated by reference to your Form S-4 filing. In future filings, please re-file these exhibits to include all schedules and exhibits.

In future filings, the Company will re-file these exhibits to include all schedules and exhibits.

Securities and Exchange Commission
January 15, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2009
Note 2. Indefinite-lived Intangibles, pages 15-21
5.	Please tell us in detail how you determined that a third quarter impairment test was not necessary for each of your indefinite-lived intangible assets.

ASC 350-20-35-30 states that goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Similarly, ASC 350-30-35-18 states an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

The Company notes that its annual impairment testing date for goodwill and indefinite-lived intangibles is October 1. Consistent with the guidance in the preceding paragraph, the Company performed an interim impairment test on December 31, 2008 and recognized an impairment charge of $3.6 billion to reduce its goodwill. We also recognized an aggregate impairment charge of $1.7 billion to reduce our indefinite-lived assets.

Our cash flows during the first six months of 2009 were below those in the discounted cash flow model used to calculate the impairments at December 31, 2008. Considering this circumstance, we performed another interim goodwill and indefinite-lived intangible impairment test as of June 30, 2009. This interim impairment test resulted in an impairment of goodwill of $3.1 billion and an aggregate impairment of our indefinite-lived intangibles of $935 million.

As noted, the Company’s annual impairment test is October 1 of each year. Therefore, the Company assessed events and circumstances occurring during the three months ended September 30, 2009 that would indicate our goodwill and indefinite-lived assets were more likely than not impaired at that date.

The Company considered the guidance in ASC 350-20-35-30 and ASC 360-10-35-21 during the three months ended September 30, 2009. Examples of events or circumstances indicating the need for an interim impairment test noted in that guidance are:
•	A significant adverse change in legal factors or in the business climate.

There were no significant changes in legal factors during the third quarter of 2009. As noted below, the business climate began to improve during the third quarter.

•	An adverse action or assessment by a regulator.

There was no adverse action or assessment by regulators during the third quarter of 2009.

•	Unanticipated competition.

There was no unanticipated competition during the third quarter of 2009.

Securities and Exchange Commission
January 15, 2010

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

The Company did not dispose of or anticipate disposing of a significant portion of a reporting unit during the third quarter of 2009.

•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

The Company did not experience cash flow losses during the third quarter. As discussed below, results for the third quarter of 2009 were in-line with expectations and indicators were business was improving.
The Company also considered the following factors:
•	Did the Company’s stock price suggest that the fair value of a reporting unit was below its carrying amount?

The average price for the ten days before and after September 30, 2009 of the Company’s stock increased over the average price of the Company’s stock for the ten days before and after June 30, 2009.

•	The Company did not experience lower than expected earnings in the third quarter of 2009.

The Company’s third quarter 2009 results were in-line with the forecasts used in the June 30, 2009 interim impairment model.

•	The Company did not expect lower annual cash flows for 2009.

The Company’s forecasts produced contemporaneously with its third quarter Form 10-Q reporting indicated that results for 2009 were expected to be in-line with the 2009 results forecasted in the June 30, 2009 interim impairment model.

•	The Company’s weekly pacing reports indicated that business was improving.

The Company uses pacing reports as an indicator of future revenue. These reports compare revenue booked in the current period to revenue booked in the same period of the prior year. These reports are produced on a weekly basis. Beginning in the third quarter of 2009 the pacing reports continued to improve throughout the remainder of the quarter and into the fourth quarter of 2009.
As a result of the above factors, the Company did not believe that an interim impairment to its goodwill or indefinite-lived intangibles existed as of September 30, 2009. Indications were business was improving during the third quarter and our cash flow forecasts had improved over the forecasts used in the June 30, 2009 impairment model.
As mentioned above, the Company is currently in the process of performing its annual impairment test for its goodwill and indefinite-lived intangibles.

Securities and Exchange Commission
January 15, 2010

*     *     *     *
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact Christopher Harrington or Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

CLEARCHANNEL RADIO

# Appendix A – Radio Broadcasting Organizational Chart as of September 30, 2009


Chief Executive Officer
Clear Channel
Mark Mays
President and CEO
Clear Channel
Radio
John Hogan
Executive Vice President
Eastern Region
Tom Schurr
Atlanta, GA
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Cleveland, OH
Detroit, MI
Miami/Ft Lauderdale, FL
New York City, NY
Orlando, FL
Philadelphia, PA
Providence, RI
Tampa, FL
Washington, DC/Baltimore MD
Executive Vice President
Western Region
Susan Karis
Austin, TX
Dallas, TX
Denver, CO
Houston, TX
Las Vegas, NV
Los Angeles, CA
Minneapolis, MN
Phoenix, AZ
San Antonio, TX
San Diego, CA
San Francisco, CA
Executive Vice President
Mid-Major Markets, NSW
Mark Kopelman
Albuquerque, NM
Baton Rouge, LA
Columbus, OH
Des Moines / Ames, IA
El Paso, TX
Fresno, CA
Honolulu, HI
Indianapolis, IN
Lexington, KY
Louisville, KY
Madison, WI
Memphis, TN
Milwaukee, WI
Nashville, TN
New Orleans, LA
Oklahoma City, OK
Omaha, NE
Pittsburgh, PA
Portland, OR
Riverside/San Bernadino, CA
Sacramento, CA
Salt Lake City, UT
Seattle, WA
Spokane, WA
St. Louis, MO
Tucson, AZ
Tulsa, OK
Executive Vice President
Mid-Major Markets, East
George Toulas
Albany, NY
Asheville, NC
Birmingham, AL
Charleston, SC
Dayton, OH
Grand Rapids, MI
Greensboro, NC
Greenville, SC
Hartford, CT
Jacksonville, FL
New Haven, CT
Norfolk, VA
Raleigh, NC
Richmond, VA
Rochester, NY
Syracuse, NY
West Palm Beach /
Ft. Pierce, FL
Senior Vice President
Regional North & East Markets
Tom Thon
Akron, OH
Allentown, PA
Ashland/Mansfield, OH
Binghamton, NY
Bismarck, ND
Cedar Rapids / Iowa City, IA
Chillicothe, OH
Davenport, IA
Defiance, OH
Dickinson, ND
Eau Claire, WI
Findlay, OH
Grand Forks, ND
Harrisburg, PA
Harrisonburg / Staunton, VA
Huntington, WV
Lima, OH
Manchester, NH
Marion, OH
Minot, ND
Ogallala, NE
Parkersburg, WV
Portsmouth, NH
Poughkeepsie, NY
Reading/Lancaster, PA
Rochester, MN
Salisbury, MD
Sioux City, IA
Springfield, MA
Sussex, NJ
Toledo, OH
Wheeling, WV
Williamsport, PA
Wilmington, DE
Winchester, VA
Worcester, MA
Youngstown, OH
Senior Vice President
Regional South & West Markets
Dave Crowl
Anchorage, AK
Augusta, GA
Bakersfield, CA
Beaumont, TX
Biloxi, MS
Bryan, TX
Chattanooga, TN
Colorado Springs, CO
Columbia, SC
Columbus / Albany, GA
Corpus Christi, TX
Fairbanks, AK
Farmington, NM
Fayetteville, AR
Fort Collins, CO
Fort Myers/Naples/Punta Gorda, FL
Fort Smith, AR
Gadsden, AL
Gallup, NM
Huntsville, AL
Jackson, MS
Jonesboro, AR
Lancaster / Antelope Valley, CA
Laurel/Hattiesburg, MS
Little Rock, AR
Macon, GA
McAllen/Brownsville, TX
Melbourne, FL
Mobile / Pensacola, FL
Modesto / Stockton, CA
Monterey / Salinas, CA
Montgomery, AL
Panama City, FL
Pueblo, CO
Roanoke / Lynchburg, VA
Sarasota/Bradenton/Venice, FL
Savannah, GA
Somerset, KY
Springfield, MO
Tallahassee, FL
The Florida Keys
Tuscaloosa, AL
Waco/Killeen, TX
Wichita, KS

Appendix A - Corporate Organizational Chart as of December 31, 2008 CEO Clear Channel Mark Mays President and CEO Clear Channel Outdoor Americas and Asia Paul Meyer President and CEO Clear Channel Outdoor International [Open]

# Appendix A - Americas Organizational Chart as of December 31, 2008


Chief Executive Officer
Clear Channel
Mark Mays
President and CEO
Clear Channel Outdoor
Americas and Asia
Paul Meyer
Regional President
Western United States
Gene Leehan
Regional President
Eastern United States
Tim Stauning
Regional President
Latin America
Augusto Claux
Executive VP
Real Estate / Public Aff.
Americas
Bryan Parker
Executive VP
General Council
Americas
David Clark
Executive VP
Operations
Americas
Charlie Turner
Executive VP
Chief Financial Officer
Americas
[Open]
Executive VP
Sales and Marketing
Americas
Rocky Sisson
CC Airports / Interspace
CC Taxi Media
Albuquerque
Chicago
Dallas/Fort Worth
El Paso
Fort Smith
Houston
Las Vegas
Los Angeles
New Orleans
Phoenix
Portland
Reno
Sacramento
San Antonio
San Diego
San Francisco
Seattle
Tucson
Wichita
Branded Cities
CC Malls
CC Spectacolor
CC Canada
Akron/Canton
Atlanta
Boston
Cleveland
Daytona Beach
Des Moines
Indianapolis
Jacksonville
Memphis
Miami
Milwaukee
Minneapolis
New York
Ocala
Orlando
Philadelphia
Salisbury
Tampa Bay
Wash. D.C./Balt.
Brazil
Curitiba
Sao Paulo
Rio de Janeiro
Chile
Mexico
Peru
Senior VP
Real Estate
California, Nevada, Utah
Dave McWalters
Senior VP
Real Estate
Southern United States
Joe Garner
Senior VP
Real Estate
Northern United States
Dan Pomeroy
Senior VP
Deputy General Coun
Americas
Laura Toncelf
Senior VP
Assoc. General Coun
Western United States
Martin Fell
Assoc. General Coun
Litigation
Deb Sirower
VP
Operations
Quantum Structure
Dennis Tuggle
Director of
Safety & Training
Jim Poage
VP
Controller
Mark Rowe
Senior VP
Creative, Marketing,
Public Relations
Tony Alwin
VP
Sales Technology
Trisha Dall
VP
Research
Andrew Marcus

CLEARCHANNEL OUTDOOR

# Appendix A - International Organizational Chart as of December 31, 2008


Chief Executive Officer
Clear Channel
Mark Mays
President and CEO
Clear Channel Outdoor
International
[Open]
Chief Financial Officer
Dir. Corp. Development
International
Jonathan Bevan
Greece
International Neon
Regional President
UK, Ireland
Barry Sayer
Ireland
UK
Regional President
Southern Europe
Hubert Janvier
Belgium
France
Italy
Spain
Regional President
Northern & Eastern Europe
Rickard Hedlund
Denmark
Finland
Netherlands
Norway
Norway Cinema
Poland
Romania
Russia & Baltics
Sweden
Switzerland
Turkey
Regional President
Asia - Pacific
Mark Thewlis*
Australia/New Zealand
China
Hong Kong
India
Japan
Singapore
Thailand

* Mr. Thewlis reported to Paul Meyer at 12/31/08. Mr. Thewlis currently reports to William Eccleshare.

Appendix A - Corporate Organizational Chart as of September 30, 2009 CEO Clear Channel Mark Mays (CODM) President and CEO Clear Channel Outdoor Americas Paul Meyer (Segment Manager) President and CEO Clear Channel Outdoor International William Eccleshare (Segment Manager)

Appendix A - Americas Organizational Chart as of September 30, 2009

Appendix A - International Organizational Chart as of September 30, 2009